NOMAD INVESTMENT SERVICES

Financial Statements and Independent Auditor's Report

December 31, 2025

Pursuant to Rule 17a-5 under the

Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71067

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nomad Investment Services Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Lincoln Road, Suite 660
(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Garcia	305-908-1160	daniel.garcia-ext@nomadinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA P.C.
(Name – if individual, state last, first, and middle name)

300 Tri State International, Suite 180	Lincolnshire	IL	60069
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Garcia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nomad Investment Services Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Digitally signed by Daniel Garcia Date: 2026.02.27 13:51:07 -05'00'

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOMAD INVESTMENT SERVICES

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Member of Nomad Investment Services, Inc

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Nomad Investment Services, Inc as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Nomad Investment Services, Inc as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Nomad Investment Services, Inc's management. Our responsibility is to express an opinion on Nomad Investment Services, Inc's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nomad Investment Services, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Nomad Investment Services, Inc's auditor since 2025.

Michael Coglianese CPA, P.C.

Lincolnshire, IL
March 19, 2026

NOMAD INVESTMENT SERVICES

Statement of Financial Condition
For the Year Ended December 31, 2025

Assets	$
Cash and cash equivalent	1,714,186
Accounts Receivable	11,958
Deposits with Clearing Firm	140,000
Prepaid Assets	31,684
Total Assets	**1,897,828**
Liabilities and Member's Equity	
Liabilities	
Accounts Payable	16,749
Due to Related Parties	199,375
Total Liabilities	**216,124**
Member's Equity	**1,681,704**
Total Liabilities and Member's Equity	**1,897,828**

See accompanying notes to financial statements

NOMAD INVESTMENT SERVICES

Notes to Financial Statements
For the Year Ended December 31, 2025

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nomad Investment Services (the "Company") is a Delaware corporation incorporated on October 14, 2022. The Company is wholly owned by its parent, Nomad Fintech Holdings, LLC. ("Parent"), whose ultimate parent is Nomad Holding Ltd, a company incorporated in Brazil.

The purpose of the Company is to carry on a general securities brokerage business. The transactions entered into on behalf of the Company's account holders are cleared by Apex Clearing Corporation ("the Company's Clearing Broker") on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of April 03, 2025. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company defines cash equivalents as overnight time deposits and short-term, highly liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2025, cash and cash equivalents consisted solely of cash.

Income Taxes

The Company complies with FASB ASC 740, income taxes. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOMAD INVESTMENT SERVICES

Notes to Financial Statements
For the Year Ended December 31, 2025

Revenue Recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Segment Reporting

The Company's chief operating decision maker is its chief operating officer. The Company has a single reportable segment: to carry on a general securities brokerage business. The accounting policies of this segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the segment and decides how to allocate resources based on net income as is reported within the accompanying statement of operations. The measure of segment assets is reported within the accompanying statement of financial condition as total assets. The Company does not have intra-entity sales or transfers.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company evaluates accounts receivable for expected credit losses in accordance with ASC 326, Financial Instruments; Credit Losses. Effective January 1, 2025, the Company early adopted Accounting Standards Update ("ASU") 2025-05, Financial Instruments; Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Company elected the practical expedient permitted under ASU 2025-05, which assumes that current economic conditions as of the balance sheet date remain unchanged over the remaining life of the receivable when estimating expected credit losses. Accordingly, the Company does not incorporate forward-looking economic forecasts when estimating the allowance for credit losses on short-term trade receivables. The allowance for credit losses is based on historical loss experience, adjusted for current conditions. The adoption of ASU 2025-05 did not have a material impact on the Company's financial statements.

2. **Affiliate Transactions**

In September 2025, the Company entered into an expense sharing agreement with Nomad Tecnologia e Participações Ltda. Each monthly expenses, including personnel, technology, and resources are allocated based upon the agreed percentage agreed upon in the agreement for that month. Any direct costs incurred or recognized by the Company are paid directly by the Company or allocated 100% to the Company and are not included in the expenses sharing allocation. During the year ended December 31, 2025, expenses allocated totaled $199,375 of which $199,375 is due to the related parties. In November 2025, the Company received a capital contribution of $1,500,000 from its parent company to fund operating expenses and support the Company's activities until it begins generating profitable operations.

NOMAD INVESTMENT SERVICES

Notes to Financial Statements
For the Year Ended December 31, 2025

3. Fair Value Measurements

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 - Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2- Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 - Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2025, The carrying value of short-term financial instruments, such as cash is recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and, where applicable, carry interest rates that approximate market rates. Under the fair value hierarchy, cash is classified as Level 1 and payables are classified as Level 2 Net Capital and Customer Protection Requirements

4. Stock based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718-10-50. The Company has granted stock options to employees under its equity incentive plan. Stock options are measured at fair value on the grant date and recognized as compensation expense over the requisite service period, generally the vesting period of the awards. The fair value of stock options is estimated using an option pricing model that requires management to make assumptions regarding expected term, volatility, risk-free interest rate, and expected dividends. For the year ended December 31, 2025, the Company recognized stock-based compensation expense of $131,675, which is included within compensation and related expenses in the accompanying statement of operations. The issuance of stock options does not impact the Company's net capital under SEC Rule 15c3-1, as the related expense is non-cash in nature; however, it reduces net income and, accordingly, regulatory capital through retained earnings.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 1500%. At December 31, 2025, the Company had net capital of $1,650,020 which was $1,623,004 in excess of its required capital of $27,016. The Company's ratio of aggregate indebtedness to net capital was 0.1310 to 1 as of December 31, 2025.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the requirements of SEC Rule 15c3-3.

NOMAD INVESTMENT SERVICES

Notes to Financial Statements
For the Year Ended December 31, 2025

6. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). The Company early adopted ASU 2025-05. Details related to the adoption are disclosed in Note 1 to the financial statements under the "Accounts Receivable" subsection.

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2025. Based upon this review, the Company has implemented the pronouncements that required adoption (see Note 1). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Subsequent Events

Management has evaluated the Company's events and transactions through the date the financial statements were available to be issued. The Company has determined that no subsequent events or transactions occurred during that period requiring recognition or disclosure.

NOMAD INVESTMENT SERVICES

Notes to Financial Statements
For the Year Ended December 31, 2025

9. ASC 280 Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, mutual fund retailer, U.S. government securities broker and non-exchange member arranging for transactions in listed securities by exchange member, and broker or dealer selling exchange-traded funds, publicly traded reits, certificates of deposits, and time deposits. The Company has identified its COO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process in deciding whether to reinvest profits into the brokerage services segment or into other parts of the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital detailed under Note 5, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies found under Note 1. The Company derived total revenues earned during the year ended December 31, 2025 from multiple customers. The significant expenses of the segments are reported on the accompanying income statement of this report.